PEARSON

PEARSON PLC

80 STRAND
LONDON WC2R ORL

TELEPHONE +44 (0) 20 7010 2000
FACSIMILE +44 (0) 20 7010 6060
WEB SITE www.pearson.com

8 March 2002

02 MAR 19 AM 8:07

Pearson plc
Submission Pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934 - File number: 82-4019

Dear Sirs

On behalf of Pearson plc, a company duly organised under the laws of England and Wales (the "Company"), I am furnishing the following information pursuant to Rule 12g3-2(b) (1) (iii) under the United States Securities Exchange Act of 1934 (the "Act") in order to maintain the Company's exemption from the reporting requirements of Section 12 (g) of the Act available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder:

1. Ten Forms G88(2) - Return of Allotments of Shares

2. Press Releases –

   - *Dorling Kindersley and FT launch……………..*
   - *Interactive Data Corporation announce 4th Qtr results*
   - *FT launches digital edition in South Africa*
   - *Recoletos announces full year results*
   - *Pearson appoints Lazard for strategic…*
   - *Pearson plc preliminary results*
   - *Record traffic figures for FT.com….*
   - *The Financial Times appoints US……*

3. Stock Exchange announcement No. 215804.

02015978

SUPPL

MAR 29 2002

P THOMSON FINANCIAL

Any questions concerning this submission may be directed to me at the address and telephone number above.

Please acknowledge receipt of this letter by stamping and returning the enclosed duplicate of this letter to me in the enclosed self-addressed stamped envelope.

Very truly yours

Julia Casson

Julia Casson
Company Secretary

dlw 3/22

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3-9

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

02 MAR 19 AM 8:07

Return of Allotment of Shares

CHFP083

Company Number 53723

Company name in full PEARSON PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	13	02	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	1,249		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	750.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Shareholder details	Shares and share class allotted	
Name: Pearson Quest Limited Address: 80 Strand London **UK Postcode:** WC2R 0RL	Class of shares allotted Ordinary	Number allotted 1,249
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 26/2/02

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars
The Causeway Worthing West Sussex BN99 6DA
ESP/EXC/JN/3350
Tel 01903-833692
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	53723
Company name in full	PEARSON PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	08	02	2002			

Class of shares *(ordinary or preference etc)*	**ORDINARY**		
Number allotted	2,240		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	676.4p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*			

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited (Desig. ESOS) Address 12 Tokenhouse Yard London **UK Postcode:** EC2R 7AN	Class of shares allotted Ordinary	Number allotted 2,240
Name Address UK Postcode:	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed Jim Casse **Date** 20/2/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars
The Causeway Worthing West Sussex BN99 6DA
ESP/EXC/RR/3376 Tel 01903-833692
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

CHFPO83

Return of Allotment of Shares

Company Number	53723
Company name in full	PEARSON PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	06	02	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	566		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	£6.872		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Corporate Nominee Ltd Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 566
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 20/2/02

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager~~ / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars
The Causeway Worthing BN99 6DA
ESP ExC/3270
Tel 01903-833692
DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	53723
Company name in full	PEARSON PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	06	02	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	14,243		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	726.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name Pearson Quest Ltd	Class of shares allotted	Number allotted
Address 80 Strand	Ordinary	14,243
London		
UK Postcode: WC2R 0RL		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode:		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 20/2/02

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars
The Causeway Worthing West Sussex BN99 6DA
ESP/EXC/JN/3270/3298 Tel 01903-833692
DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	53723
Company name in full	PEARSON PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	30	01	2002			

Class of shares *(ordinary or preference etc)*	**ORDINARY**		
Number allotted	8,259		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	790.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name Pearson Quest Ltd Address 80 Strand London **UK Postcode:** WC2R 0RL	Class of shares allotted Ordinary	Number allotted 8,259
Name Address UK Postcode:	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed Julie Cosse **Date** 20/2/02

A director / secretary / ~~administrator / administrative receiver / receiver manager /~~ receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars
The Causeway Worthing West Sussex BN99 6DA
ESP/EXC/JN/3204/3231 Tel 01903-833692
DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 53723

Company name in full PEARSON PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	30	01	2002			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	9992		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	6.867p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Lloyds TSB Registrars, PO BOX 4083, Highdown House, Yeoman Way, WORTHING, West Sussex, BN99 3YY

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Hill Samuel Offshore Trust Company Limited-Sharestore Trust PO Box 63 7 Bond Street St Helier Jersey JE4 8PH	Class of shares allotted Ordinary	Number allotted 9992
	Class of shares allotted	Number allotted
	Class of shares allotted	Number allotted
	Class of shares allotted	Number allotted
	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 8/2/02

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Tel
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number	53723
Company name in full	PEARSON PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	31	01	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	1,607		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	676.4p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited a/c ESOS (ID:142CN) Address 12 Tokenhouse Yard, London. UK Postcode: EC2R 7AN	Class of shares allotted Ordinary	Number allotted 1,607
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed Jim Cotte **Date** 8/2/02

A director / secretary / ~~administrator / administrative receiver / receiver manager~~ / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars	
The Causeway Worthing West Sussex BN99 6DA	
ESP/EXC/RR/3313	Tel 01903-833280
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 53723

Company name in full PEARSON PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	4	02	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	2,240		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	676.4p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited a/c ESOS (ID:142CN) Address 12 Tokenhouse Yard, London. UK Postcode: EC2R 7AN	Class of shares allotted Ordinary	Number allotted 2,240
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 8/2/02

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars
The Causeway Worthing West Sussex BN99 6DA
ESP/EXC/ST/3331 Tel 01903-833280
DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number: 53723

Company name in full: PEARSON PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	1	02	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	1,000		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	757.5p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited a/c ESOS (ID:142CN) Address **12 Tokenhouse Yard, London.** UK Postcode: EC2R 7AN	Class of shares allotted Ordinary	Number allotted 1,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 8/2/02

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars	
The Causeway Worthing West Sussex BN99 6DA	
ESP/EXC/ST/3332	Tel 01903-833280
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number	53723
Company name in full	PEARSON PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	27	02	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	329		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	780.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name Pearson Quest Limited Address 80 Strand London **UK Postcode:** WC2R 0RL	Class of shares allotted Ordinary	Number allotted 329
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed Jim Cosse **Date** 7/3/02

A ~~director~~ / secretary / ~~administrator / administrative receiver /~~ receiver manager / receiver

Please delete as appropriate

Please give the name, address, *telephone number and, if available,* a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars
The Causeway Worthing West Sussex BN99 6DA
ESP/EXC/JN/3503 Tel 01903-833692
DX number DX exchange

PEARSON

PEARSON PLC

80 STRAND
LONDON WC2R ORL

TELEPHONE +44 (0) 20 7010 2000
FACSIMILE +44 (0) 20 7010 6060
WEB SITE www.pearson.com

8 February 2002

Company Announcements Office
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

AVS No: 215804

Dear Sirs

Notification of change in interest in shares

We write in accordance with rule 9.12, under the continuing obligations section of the Listing Rules, to notify you that we have today received information that, pursuant to section 198 of the Companies Act 1985, the shareholding of The Capital Group Companies, Inc., which equals 58,196,705 shares, now represents 7.27% of the issued ordinary share capital of Pearson plc.

The registered holders of the shares are listed on the schedules attached to this fax.

Yours faithfully

S. Jones.

Stephen Jones
Assistant Company Secretary

As of 6 February 2002

Pearson plc

	Number of Shares	Percent of Outstanding
The Capital Group Companies, Inc. ("CG") holdings	**58,196,705**	**7.28%**
Holdings by CG Management Companies and Funds:		
• Capital Guardian Trust Company	31,998,330.00	4.00%
• Capital International Limited	12,002,208.00	1.50%
• Capital International S.A.	2,276,269.00	0.28%
• Capital International, Inc.	4,302,626.00	0.54%
• Capital Research and Management Company	7,617,272.00	0.95%

02 MAR 19 AM 8:07

Schedule of holdings in Pearson plc
As of 6 February 2002

Capital Guardian Trust Company

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	4,598,571
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	774,400
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	12,699,983
BT Globenet Nominees Ltd. 1 Appold Street Broadgate London EC2A 2HE	230,500
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	6,936,200
Deutsche Bank Mannheim	2,300
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SEI 0HH	1,293,400
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	554,500

Citibank London 11 Old Jewry London EC2R 8D8 UK	543,886
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	3,983,992
Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	13,000
MSS Nominees Limited Midland Bank plc Mariner House, Pepys London EC3N 4DA	43,000
State Street Bank & Trust Co.	22,000
RBSTB Nominees Ltd. 67 Lombard St London EC3 3DL United Kingdom	3,100
Citibank NA Toronto	39,200
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	4,500
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	8,100

ROY Nominees Limited 71N Queen Victoria Street London EC4V 4DE United Kingdom	55,000
Mellon Nominees (UK) Limited 150 Buchanan Street Glasgow G1 2DY United Kingdom	192,698
TOTAL	**31,998,330**

Capital International Limited

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	376,198
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	913,946
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	2,798,626
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	22,900
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SEI 0HH	4,321,498
Citibank London 11 Old Jewry London EC2R 8D8 UK	81,327
Morgan Guaranty 83 Pall Mall London SW1Y 5ES UK	338,959
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	1,895,020

Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	8,100
MSS Nominees Limited Midland Bank plc Mariner House, Pepys London EC3N 4DA	33,600
State Street Bank & Trust Co.	222,400
Lloyds Bank Central Settlement Section Branches Stock Office 34 Threadneedle Street	25,300
Citibank	14,800
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	567,709
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	157,900
KAS UK Kass Associate P.O Box 178 1000 AD Amsterdam	13,025
Bank One London	188,000

Clydesdale Bank plc	22,900
TOTAL	**12,002,208**

Capital International S.A.

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	107,536
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	61,627
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	723,453
Credit Suisse London Branch 24 Bishopsgate London EC2n4BQ UK	20,000
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	207,100
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	233,718
Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	661,718
National Westminster Bank	53,300

Lloyds Bank Central Settlement Section Branches Stock Office 34 Threadneedle Street	26,400
Vidacos Nominees Ltd. Citibank N.A. Lewisham House, 25 Molesworth St. London SE13 7EX	19,090
RBSTB Nominees Ltd. 67 Lombard St London EC3 3DL United Kingdom	33,327
Citibank NA Toronto	12,000
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	56,100
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	60,900
TOTAL	**2,276,269**

Capital International, Inc.

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	1,324,679
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	203,426
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	1,912,521
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	73,500
Deutsche Bank Mannheim	25,000
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SEI 0HH	8,800
Citibank London 11 Old Jewry London EC2R 8D8 UK	26,400
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	456,300

State Street Bank & Trust Co.	194,500
Citibank NA Toronto	14,800
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	62,700
TOTAL	**4,302,626**

Capital Research and Management Company

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	500,000
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	7,117,272
TOTAL	**7,617,272**

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DORLING KINDERSLEY AND FINANCIAL TIMES LAUNCH FT WORLD DESK REFERENCE GUIDE

07-02-2002

Pearson companies, Financial Times and Dorling Kindersley have joined together to publish the Financial Times World Desk Reference, an unrivalled overview of the worlds 192 nations containing information on the physical, political, historical and economic modern world.

Published on 7th February 2002, Financial Times World Desk Reference is the result of collaboration between these two companies, both part of Pearson.

The Financial Times Group and its network of business and financial newspapers and online services informs the daily decisions of more than 4 million business people and investors worldwide. Dorling Kindersley is the world's premier family illustrated non-fiction publisher.

The publication of FT World Desk Reference represents one of the first partnerships between the Financial Times and Dorling Kindersley and more exciting projects are currently in the pipeline.

FT World Desk Reference is divided into three sections: The World Factfile gives a complete overview of the physical, political, historical and economic modern world; The Nations of the World surveys and maps in detail each of the world's 192 nations, with full coverage of the world's newest nations; Index and Gazetteer is an invaluable guide to 20,000 of the world's most important places, including alternative spellings and recent name changes.

With over 600 maps, 5,000 illustrations charts and diagrams, and 25,000 facts and statistics, Financial Times World Desk Reference is the essential reference for everyone involved in business, tourism, education, and for anyone who wants to be informed about the world today.

"DK and the FT are two of the world's best information brands and this is a natural partnership. The accessibility of Dorling Kindersley's distinctive visual style, combined with the authority of the Financial Times, has produced the quintessential desk reference book" says Andrew Welham, MD of Dorling Kindersley. "We are delighted with the result of our collaboration and are looking forward to many successful future

Notes

Pearson plc is an international media company with market leading businesses in education, business information and consumer publishing, with almost 30,000 employees based in more than 60 countries.

Contact

For further information on Dorling Kindersley, please contact
Serena Stent,
tel: 020 7010 3553
email: serena.stent@dk.com

For further information on Financial Times, please contact
Joanna Manning-Cooper
tel: 020 7873 4447
email: Joanna.Manning-Cooper@FT.com

PEARSON

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PEARSON PLC PRELIMINARY RESULTS WEBCASTS AND PRESENTATION

01-03-2002

Pearson plc announced its preliminary results for the year ending December 31 2001 on Monday, March 4 2002.

The event was webcast live at 09:30GMT and is available for replay by clicking on the 'webcast' link below.

We also held a conference call with US investors at 15:00GMT (10:00EST). To replay the webcast, please click on the link below.

Click here to replay either webcast or get information on the telephone playback of the US conference call.

- Pearson plc preliminary results 2001 press release (HTML)
- Webcasts of investor presentations
- Powerpoint presentation of Pearson preliminary results (2.6mb)
- Pearson plc preliminary results 2001 press release (130kb, PDF)

PEARSON

02 MAR 19

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PEARSON APPOINTS LAZARD FOR STRATEGIC REVIEW OF FT BUSINESS

25-02-2002

Pearson, the international media company, has received several expressions of interest in FT Business, its specialist UK financial publisher, and has appointed Lazard to advise it on strategic options in relation to the business.

FT Business publishes magazines about the UK retail, personal and institutional finance industries including Investors Chronicle, The Banker, Money Management and Financial Adviser.

Contact:

Luke Swanson
Pearson
+44 (0) 20 7010 2313

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RECOLETOS ANNOUNCES FULL YEAR RESULTS

25-02-2002

Recoletos, the Spanish media group, announced its full year results for 2001 on Monday February 25th, at 08:45am in Madrid.

Recoletos will be holding a conference call at 18:00pm Spanish time (17:00pm London time) hosted by Mr. Joaquin Güell (CFO) and Mrs. Katja Görnemann (Investor Relations Director).

If you wish to participate in the conference call, please telephone +44 208 781 0571 at least 5 minutes in advance. If you are calling from the UK, please call 0208 781 0571. If you cannot participate in the conference call, a recording will be available during the following five working days at +44 208 288 4459 with access code 653782. Those calling from the U.K should dial this free phone number 0500 637 880 and the same code.

Download Press Release (PDF)

Download Recoletos Results Presentation (PDF)

Contact

If you need more information, please do not hesitate to contact Mrs. Belen Gomez +34 91 337 38 12 at the mentioned telephone number or through e-mail belengr@recoletos.es

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INTERACTIVE DATA CORPORATION ANNOUNCE FOURTH QUARTER A FULL YEAR RESULTS

11-02-2002

This is the company's seventh full reporting period since the completion of tl Interactive Data (now known as FT Interactive Data) merger with Data Broadcasting Corporation on March 1, 2000.

On a pro forma basis, reported as if the merged businesses had been combi January 1, 2000 and excluding the financial results from the Federal News S and MarketWatch.com businesses that were sold in January 2001, revenues the fourth quarter of 2001 increased by 2.1% to $86.5 million from $84.7 m in the comparable period in 2000. Excluding the effects of foreign exchange, revenues increased by 3.2%. Pro forma EBITDA for the fourth quarter of 20(increased by 22% to $32.3 million, or $0.36 per diluted share, from $26.4 n or $0.29 per share, for the same period in 2000. EBITDA in the quarter was increased by a one-time recovery of previously written-off debt from Bridge Information Systems Inc. following the completion of its liquidation process. Without this increase of approximately $2 million, EBITDA for the quarter wc have grown by 15%. The company reported a net loss of $1.0 million, or $0. per share, for the quarter compared to a loss of $1.9 million, or $0.02 per sl in last year's fourth quarter.

Stuart Clark, president and chief executive officer, commented, "In a period characterized by economic slowdown and uncertainty following the events o September 11th, we are pleased to deliver another quarter of strong perforn Our institutional business, which accounted for 88% of our fourth quarter revenues, continued to be extremely resilient. This segment grew by 8.1% t the effects of foreign exchange. Within this segment, growth came primarily FT Interactive Data, our data content business, which continued to achieve levels of new sales across all geographic regions. Mitigating this, we saw a slowdown in sales at our CMS BondEdge division in the US, where revenue g slowed to just over 3%. We believe this reduction in growth to be primarily attributable to cost-cutting across financial institutions, which, when linked t some business fall-out from the events of September 11th, caused cancellat generally to rise slightly.

"Revenues from our retail segment, which accounted for 12% of our fourth c revenues, decreased by 23%, primarily due to the continuing and expected in our legacy broadcast business. Nonetheless, this segment was again EBIT positive, as it has been throughout the year. This is an impressive achievem driven by an aggressive control of costs that did not weaken our efforts to in eSignal's competitive standing. In fact, we are pleased to report that net subscriber levels to our retail products increased during each of the quarter' months, and that the growth has continued into 2002.

"Looking at the prospects for 2002, we continue to be encouraged by the ou Mr. Clark said, "We started the year with a valuable addition to our FT Intera

acquisition, completed on January 31st, is expected to bring approximately $
million of new revenues and a small positive EBITDA contribution this year, \
much more significant contribution to EBITDA in 2003. In addition, we are fc
on making further progress in our European expansion efforts and in other n
product initiatives. We launched the BondEdge analytics product in Europe ir
October 2001, and I am pleased to report that we signed up two customers
UK for the product in the past few days. Our addition of European real-time
streaming financial market data to eSignal will also boost our prospects in tr
region.

"Another important development for 2002 is our introduction of TurboFeed(T
FT Interactive Data's clients. TurboFeed, whose advanced technology meets
needs of clients looking for intra-day and real-time pricing data, is a strategi
extension of our existing product line. Bringing this product to our institutior
customers is the start of our initiatives to meet the needs of clients as they
prepare for Straight Through Processing and settling trades within one day,
beginning in mid-2005."

Mr. Clark concluded, "We are pleased that, following our efforts to simplify tl
structure of our business, the imminent accounting changes affecting the
treatment of goodwill will enable us to simplify our income statement throug
removal of the majority of amortization. This will make our operating income
more sensible in relation to the wonderful cash generation Interactive Data
Corporation consistently delivers."

Financial Results Actual

For the quarter ended December 31, 2001, Interactive Data reported revenu
$86.5 million versus $85.7 million for the fourth quarter of 2000. EBITDA tot
$32.3 million, or $0.36 per diluted share, for the fourth quarter of 2001 vers
$26.5 million, or $0.29 per share, for the same period in 2000. The company
reported a net loss of $1.0 million, or $0.01 per share, versus a loss of $102
million, or $1.12 per share, in the fourth quarter of 2000. Interactive Data's
results for the fourth quarter of 2000 included a net one-time charge after ta
approximately $90 million resulting from the disposal of its stake in
MarketWatch.com, Inc.

Interactive Data's effective tax rate increased to 85% for the full year versus
in the first nine months of 2001 as a result of fourth quarter adjustments rel
to a shift in the mix of taxable income from foreign sourced income to the U
which has a higher effective tax rate, as well as a one-time $600,000 charge
related to finalizing an IRS audit in the fourth quarter. Due to the eliminatior
goodwill amortization, which distorts the effective tax rate on the company's
financial statement, the company expects to have a more normalized tax rat
2002 of 38-40%.

For the twelve months ended December 31, 2001, Interactive Data reported
revenues totaling $340.0 million versus $314.1 million for 2000. EBITDA tota
$114.3 million, or $1.24 per diluted share, compared to $92.5 million, or $1
per share, last year. Net income totaled $4.3 million, or $0.05 per share, ve
loss of $143.5 million, or $1.68 per share, for 2000.

Pro Forma

On a pro forma basis, reported as if the merged businesses had been combi
January 1, 2000 and excluding the financial results from the Federal News S
and MarketWatch.com businesses that were sold in January 2001, for the ye
ended December 31, 2001, revenues increased 4.2% to $340.0 million from
$326.4 million in the same period in 2000. Excluding the effects of foreign

from $92.9 million in 2000. Net income for 2001 totaled $4.3 million, or $0.(share, compared to a loss of $20.6 million, or $0.23 per share, for 2000.

As of December 31, 2001, the company had no outstanding debt and had ca $118.5 million.

About Interactive Data Corporation

Interactive Data Corporation is a leading global provider of securities pricing financial information, and analytic tools to institutional and individual investc The company supplies time-sensitive pricing, dividend, corporate action, anc descriptive information for more than 3.5 million securities traded around th world, including hard-to-value, unlisted fixed income instruments. The comp links to most of the world's best-known financial service and software compa for trading, analysis, portfolio management, and valuation.

Interactive Data Corporation is headquartered in Bedford, Massachusetts. Th its branded businesses, FT Interactive Data, CMS BondEdge, and eSignal, Interactive Data Corporation has approximately 1,600 employees in 22 offic North America, Europe, Asia, and Australia. Pearson plc (NYSE: PSO), an international media company, whose businesses include the Financial Times Group, Pearson Education, and the Penguin Group, owns approximately 60 p of Interactive Data Corporation.

INTERACTIVE DATA CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)
(In thousands except per share data)

	Three Months Ended December		Twelve Months Decembe	
	2001	2000	2001	
REVENUES				
Institutional	76,090	72,225	294,440	26
Retail				
-eSignal	8,650	9,148	35,392	2
-Broadcast	1,761	4,287	10,170	1
Total	86,501	85,660	340,002	31
COSTS & EXPENSES				
Cost of Services	25,929	26,963	103,618	10
Selling, general & administrative	28,319	32,165	122,066	11
EBITDA	32,253	26,532	114,318	9
Depreciation	3,044	3,606	12,251	1
Amortization	16,281	20,745	76,414	7
Total costs & expenses	73,573	83,479	314,349	31
INCOME (LOSS) FROM OPERATIONS	12,928	2,181	25,653	
Equity in loss from Marketwatch.com, Inc.	-	(21,453)	-	(6
Write off of Trademark		(4,528)		(
Loss on disposal of stake in MarketWatch.com, Inc.		(141,844)		(14
Other income, net	499	579	2,882	
INCOME (LOSS) BEFORE INCOME TAXES	13,427	(165,065)	28,535	(21
Provision (Benefit) for Income				

NET INCOME (LOSS)	(1,038)	(102,228)	4,312	(14
NET INCOME (LOSS) PER SHARE				
Basic	(0.01)	(1.12)	0.05	
Diluted	(0.01)	(1.12)	0.05	
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING				
Basic	89,827	91,202	90,844	8
Diluted	89,827	91,202	92,510	8

INTERACTIVE DATA CORPORATION AND SUBSIDIARIES
PROFORMA SELECTED FINANCIAL DATA
(Unaudited)
(In thousands except per share data)

	Three Months Ended December			Twelve Months End December	
	2001	2000	Change	2001	2000
REVENUES					
Institutional	76,090	71,313	6.7%	294,440	272,340
Retail					
-eSignal	8,650	9,148	-5.4%	35,392	32,551
-Broadcast	1,761	4,287	-58.9%	10,170	21,547
Total	86,501	84,748	2.1%	340,002	326,438
COSTS & EXPENSES					
Cost of Services	25,929	26,365	-1.7%	103,618	110,929
Selling, general & administrative	28,319	31,953	-11.4%	122,066	122,581
EBITDA	32,253	26,430	22.0%	114,318	92,928
Depreciation	3,044	3,583	-15.0%	12,251	13,619
Amortization	16,281	20,745	-21.5%	76,414	84,389
Total costs & expenses	73,573	82,646	-11.0%	314,349	331,518
INCOME (LOSS) FROM OPERATIONS	12,928	2,102	515.0%	25,653	(5,080)
Equity in loss from Marketwatch.com, Inc.	-	-		-	-
Other income, net	499	579	-13.8%	2,882	1,538
INCOME (LOSS) BEFORE INCOME TAXES	13,427	2,681	400.8%	28,535	(3,542)
Provision (Benefit) for Income Taxes	14,465	4,629	212.5%	24,223	17,066
NET INCOME (LOSS)	(1,038)	(1,948)	46.7%	4,312	(20,608)
NET INCOME (LOSS) PER SHARE					
Basic	(0.01)	(0.02)		0.05	(0.23)
Diluted	(0.01)	(0.02)		0.05	(0.23)
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING					
Basic	89,827	91,202		90,844	91,202
Diluted	89,827	91,202		92,510	91,202

Conference Call Information

Interactive Data Corporation's management will conduct a conference call M

results and additional matters. The dial-in number for the call is 212-896-60 access code is required. Investors and interested parties may also listen to t via a live web broadcast available through the Investor Relations section of t Company's web site at www.interactivedatacorp.com and through www.StreetEvents.com. To listen, please register and download audio softwa the site at least 15 minutes prior to the call. A replay will be available on bot sites shortly after the call. In addition, a telephone replay will be available ui Monday, February 18, 2002. To access the replay, please dial 800-633-8284 request reservation #20233561.

Forward-looking and Cautionary Statements

This press release contains certain forward-looking statements within the me of the Private Securities Litigation Reform Act of 1995, and is subject to the harbor created by such Act. These statements involve known and unknown r uncertainties and other factors that may cause the actual results to be mate different from those contemplated in the forward-looking statements. Such f include, but are not limited to: (i) the presence of competitors with greater financial resources than the Company's and their strategic response to the Company's services and products; (ii) changes in technology, which could af the competitiveness of the Company's products and services; (iii) a decline i activity levels in the securities markets, which could lower demand for the Company's products and services; (iv) consolidation of financial services, bo within an industry and across industries, which could lower demand for the Company's products and services; (v) the loss of key employees assigned to associated with the integration of the recently acquired businesses of the Co and other delays in integration; (vi) prolonged outage at one of the Compan data centers; (vii) the acceptance of the Internet as a reliable real-time distribution platform by institutional customers; (viii) the ability of the Comp broaden its subscriber base by adding more individual investors outside of th Company's traditional "active-trader" market; (ix) the potential obsolescence the Company's services due to the introduction of new technologies; and (x) trends in competitive or economic conditions affecting the Company's financ condition or results of operations not presently contemplated. The Company undertakes no obligation to update these forward-looking statements.

Contact Information

Investor Relations Contact
Lippert/Heilshorn & Associates
Harriet Fried or John Nesbett, 212/838-3777
Hfried@lhai.com

or

Media Contact
Lippert/Heilshorn & Associates
Chenoa Taitt, 212/838-3777
Ctaitt@lhai.com

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FT LAUNCHES DIGITAL EDITION IN SOUTH AFRICA

18-02-2002

The Financial Times has started printing a digital version of the newspaper in South Africa.

The new digital version of the FT is now available at news stands and by subscription, ensuring that readers of the FT can receive the newspaper on the morning of publication.

Ben Hughes, Director for Continental Europe, Middle East, Africa and Asia commented: "There is a very strong business media market in South Africa and the FT offers the perfect complement to the domestic market, with an international perspective on global issues. Printing digitally will ensure that our South African readers can receive the FT on the day of publication."

The digital version is on sale at selected news stands from 8.00am onwards. It retails at R12 a copy, and an annual subscription will be R3000 . The digital version will be printed on FT pink paper and will be tabloid size.

The FT is one of the world's leading business newspapers and currently sells 3, 200 copies a day in South Africa.

An estimated 3,600 copies will be printed by Oce in Johannesburg to serve the entire South African market.

Peter Feldweg, chief executive officer for Oce Digital Newspaper Network said, "As an international IT solutions provider, Oce has worked with the FT to enable same day printing in South Africa. This is a revolutionary printing process which will provide an invaluable service to the FT's readers."

Notes

The Financial Times Group, one of the world's leading business information companies, aims to provide a broad range of business information and services to the growing audience of internationally minded business people. The FT Group includes:

1. The Financial Times, one of the world's leading business newspapers, which is recognised internationally for its authority, integrity and accuracy. Providing extensive news, comment and analysis, the newspaper is printed in 18 cities

readership of more than 1.6million people worldwide.

2. FT.com, the newspaper's internet partner, which combines agenda-setting editorial with relevant financial data and discussion groups, as well as a broad range of business tools including the largest search function on the internet. FT.com has more than 48 million monthly page views and 2.4 million unique monthly visitors.

3. The FT Group's pan-European network of national business newspapers and online services including France's leading business newspaper and website, Les Echos and lesechos.fr, and Spain's leading business newspaper and website, Expansion and expansiondirecto.es. In February 2000, the FT launched a new German language newspaper, FT Deutschland, with a fully integrated online business news and data service.

4. Through FT Interactive Data, the FT Group is one of the world's leading sources of securities pricing and specialist financial information to global institutional, professional and individual investors. Its products include eSignal, an online realtime streaming quotation service for brokers and active traders.

5. FT Business which produces specialist information on the retail, personal and institutional finance industries. It publishes the UK's premier personal finance magazine, Investors Chronicle, and The Banker, Money Management and Financial Adviser for professional advisers.

6. The Financial Times Group also has a stake in a number of joint ventures, including;
· FTSE International, a joint venture with the London Stock Exchange.
· Vedomosti, Russia's leading business newspaper and a partnership venture with Dow Jones and Independent Media
· Pearson, owners of the FT, has a 50% stake in BDFM, publishers of South Africa's leading financial newspapers and websites.
· A 50% stake in The Economist Group, which publishes the world's leading weekly business and current affairs journal.

Contact:

Anoushka Healy +44 (0) 207 873 3720 or Lisette Lombard on +44 (0) 207 873 3119

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PEARSON PLC PRELIMINARY RESULTS 2001 PRESS RELEASE

04-03-2002

PEARSON PLC PRELIMINARY RESULTS (audited)
Year ended 31 December 2001

	Year to 31 Dec 2001	Year to 31 Dec 2000	%
Sales*	**£4,225m**	£3,689m	15%
Operating profit (pre internet enterprises)*	**£563m**	£610m	-8%
Losses from internet enterprises	**£(137)m**	£(196)m	30%
Operating profit*	**£426m**	£414m	3%
Pre-tax profit	**£294m**	£333m	-12%
Adjusted earnings per share	**22.5p**	31.9p	-29%
Dividend per share	**22.3p**	21.4p	4%

** Continuing operations (excludes RTL Group/ Pearson TV and Lazard) before goodwill amortisation, exceptional and non-operating items.*

Strong competitive performances; results hit by advertising downturn

- Underlying sales level with 2000; trading margin 13.6%; 94% cash conversion.
- Pre-tax profit down £39 million as falling newspaper and television advertising-related profits (down £116 million) and increased interest charge (£12 million) more than offset improvements elsewhere (£89 million).
- Strong growth in US education markets offset by downturn in technology publishing and Latin America. NCS Pearson underlying revenues up 6%; underlying operating profits up 47%, helped by integration savings.
- Penguin underlying sales increase by 3% with underlying profits up 6%.
- FT Group underlying sales down 7% as advertising volumes fall sharply; all business newspapers outperform

revenue and profits growth.

- £153 million of non-cash write-downs, mostly relating to the Dorling Kindersley acquisition and the value of equity investments.

Outlook for 2002

- Good prospects for education operations boosted by $250m of new federal contracts won by NCS Pearson.
- Lower costs across business newspapers and online services will help FT Group mitigate a difficult advertising market.
- Dorling Kindersley expected to be profitable this year.
- Internet enterprises on track to hit break-even targets with losses expected to fall by more than half.
- Lower interest costs to more than offset higher group tax charge.

Marjorie Scardino, Pearson's Chief Executive, said:
"The recession in advertising and technology markets meant that it was not possible last year to build on the steady improvement in performance which our shareholders have come to expect. Good growth in our less cyclical businesses allowed us to keep the overall level of sales and profit roughly level with the year before and, as we look ahead into 2002, we are confident of resuming our progress whatever the economic climate."

For more information:
John Fallon/ Luke Swanson Pearson plc + 44 (0) 20 7010 2310

Pearson's preliminary results presentation for investors and analysts will be webcast live today from 0930 GMT - and available for replay from 1200 GMT - via www.pearson.com.

We will also be holding a conference call for US investors at 1500 GMT (1000 EST). To participate in the conference call or to listen to the audiocast, please register at www.pearson.com.

Full Financials

Financial review

Performance

In 2001, sales increased 15% from £3,689m to £4,225m and operating profit before goodwill and exceptional items increased 3% to £426m (this excludes the profit contribution from

was announced on 24 December 2001). The 2001 figures include the first full-year contributions from Dorling Kindersley and NCS Pearson and losses from our internet enterprises, which reduced by 30% to £137 million from £196 million. Adjusted earnings per share fell 29% to 22.5p with the growth in profits from continuing operations offset by a major drop in the earnings contribution from RTL Group, higher interest and tax charges and the impact of minorities. Profits from newspaper and television advertising-related operations were £116 million lower than in 2000. On an underlying basis, sales were flat year-on-year and operating profits fell 2%.

A reported loss for the year of £391 million (a loss per share of 49.2p) reflects increased goodwill amortisation charges, £153 million of write-downs relating to Dorling Kindersley and a number of smaller acquisitions and equity investments, and a further £123 million of non-operating losses relating to businesses closed or sold in the course of the year. Integration charges increased from £40 million to £74 million, reflecting the costs of integrating Dorling Kindersley and NCS Pearson. The total negative cash impact of all these items was £5 million.

Outlook

Looking ahead to 2002, we expect a number of factors to contribute to a significant recovery in adjusted earnings per share. We expect each of our businesses to deliver a strong competitive performance in their markets and benefit from actions taken to reduce costs. Losses from our internet enterprises should fall by more than 50% as the FT's internet enterprises are on track to reach breakeven in the fourth quarter of the year and Learning Network's cost base is substantially lower as it heads for breakeven by the end of 2003. The proceeds of 1.5 billion Euros from the disposal of our 22% stake in RTL Group have been used to reduce Pearson's net debt. This, and actions we have taken to maintain the proportion of debt we pay at fixed and floating interest rates, should reduce interest charges in 2002 by some 40% (excluding a one-time cost this year of £39 million). The earnings benefit of this lower interest charge more than offsets a higher tax charge resulting from the implementation of new accounting standard, FRS 19.

Business review

Pearson Education

£ millions	**Year to 31 Dec 2001**	Year to 31 Dec 2000	% Change	Underlying Change
Sales				
US School	**978**	732	34%	6%
US College	**574**	524	10%	5%
US Professional	**417**	248	68%	(21%)
International	**568**	540	5%	(2%)
Pearson Education	**2,537**	2,044	24%	1%

FT Knowledge	**59**	43	37%	(15%)
Internet enterprises	**8**	3	-	-
Total	**2,604**	2,090	25%	1%
Operating profit/(loss)				
Pearson Education	**374**	337	11%	
FT Knowledge	**(23)**	(17)	(35%)	
Internet enterprises	**(77)**	(83)	7%	
Total	**274**	237	16%	

Includes a full-year contribution from NCS Pearson. In 2001, NCS Pearson contributed revenues of £592 million (2000: £146 million) and profits of £63 million (2000: £15 million).

Performance

Revenues and operating profits increased by 25% and 16% respectively, including the first full year contribution from NCS Pearson. Excluding NCS Pearson and other acquisitions and disposals, underlying revenues increased by 1% and operating profits fell by 5%. On a pro forma basis (i.e. if we had owned NCS Pearson for the whole of 2000), underlying revenues increased by 3%. Difficult market conditions hit the operating performance of our technology publishing and Latin American educational publishing operations, reducing operating profits by £30 million.

Our **US School** business increased underlying sales by 6% (8% on a pro forma basis.) Basal and supplementary publishing sales increased by 9%, ahead of the market. Scott Foresman, our elementary school publisher, took 25% of state adoption revenues (34% of those competed for) and had the year's best-selling reading programme. Prentice Hall School, our secondary school publisher, took 30% of state adoption revenues, and is now the nation's biggest secondary publisher. Assessment and testing revenues increased 18% as states such as California, Florida and Texas increased their testing programmes. Sales of curriculum and school enterprise software fell 2% as the uncertain economic outlook caused schools to defer discretionary spending.

Our **US College** business increased underlying sales by 5%, slightly ahead of the market as a whole. The business benefited from its online investment, with more than 60% of revenues generated through bundled textbook and internet programs. Over 900 colleges are now running courses on CourseCompass, the online course management system launched last year.

The underlying revenues of our **US Professional** business fell 21% (14% on a pro forma basis.) Our technology publishing business was hit hard by the industry-wide recession but gained market share and, through early action to reduce costs, sustained healthy margins. Our government solutions business, which helps to test and train federal staff in customer service

management projects, increased revenues by 18% (stripping out the benefits of the decennial Census contract in 2000 and an acquisition made in 2001). We saw modest revenue growth in our professional assessment and certification business offset by an expected fall in revenues from data management services.

Our **International** operations saw underlying revenues decline by 2% (and by 1% on a pro forma basis.) Growth in our English language training (ELT) business was offset by a fall in revenues from technology publishing. Our school and college publishing operations in Asia, Europe and South Africa all performed well. In Latin America, particularly in Argentina and Colombia, trading performance was badly hit by the economic downturn. We restructured our operations in the region, tightening our credit terms and increasing reserves for obsolescence and bad debts.

On a standalone basis, total sales at **NCS Pearson** were up 1% to £592 million and profits were up 30% to £63 million, benefiting from the integration into Pearson Education. Stripping out the benefit of the decennial US Census contract in 2000, underlying sales were up 6% and underlying operating profits were up 47%.

Losses of £23 million at **FT Knowledge** reflected a slowdown in the corporate training market, restructuring costs and the impact of the September 11 terrorist attacks on the New York Institute of Finance, which was based in the World Trade Center. Losses from education internet enterprises fell to £77 million. We fully integrated Learning Network, our consumer education portal, within Pearson Education, reducing its cost base by 75% by the end of the year. Pearson Broadband, our new multimedia education business, made a good start in its first year of operation. It launched KnowledgeBox, its interactive classroom curriculum product, in the US and Asia and created a joint venture to produce educational English language programming for CCTV, China's state broadcaster.

Outlook

The outlook for our education businesses is good.

In the US school market, we don't expect any growth in publishing this year, largely due to the phasing of the state adoption cycle. We expect to continue to grow our testing business and benefit from the launch of a number of new early reading and online learning programmes, including NCS4School. Learning Network is now focused on supporting our US K-12 publishing business and we expect its losses to fall sharply this year as it moves toward breakeven by the end of 2003.

We expect the US College publishing market to grow more quickly this year and for us to gain share by using our lead in technology to increase adoption and sell-through rates. Our US professional business will benefit from the actions taken in 2001 to reduce costs in technology publishing and corporate training

federal contracts valued at $250m (with half coming through this year) won by NCS Pearson. FT Knowledge is now focused on providing blended classroom and e-learning services to major corporations and we expect it to halve its losses in 2002.

In International, our priorities for the year are to restore profitability in Latin America, grow in school, college and English language publishing and expand our testing business in the UK and Australia. On a standalone basis, we would expect NCS Pearson to deliver at least 15% revenue growth and higher profits growth with the benefits from the second year of integration savings.

Financial Times Group

£ millions	**Year to 31 Dec 2001**	Year to 31 Dec 2000	% Change
Sales	**750**	802	(6%)
Internet enterprises	**51**	42	21%
Operating profit / (loss)			
FT Newspaper	**31**	81	(62%)
Les Echos	**16**	29	(45%)
Recoletos	**23**	38	(39%)
Interactive Data Corporation	**67**	59	14%
Associates and joint ventures	**(10)**	(5)	(100%)
FT Business	**4**	7	(43%)
FT Businesses sold	**1**	2	
Total	**132**	211	(37%)
Internet enterprises	**(60)**	(113)	47%
	72	98	(27%)

Performance

In the toughest advertising market for a decade, in which business-to-business advertising was particularly adversely affected, the FT Group's revenues declined by 6% and profits by 27%.

The **Financial Times** newspaper ended the year with December average daily sales of 501,259, an increase of 3% on the previous year. International circulation continued to grow strongly, particularly in the US with sales up 9% to 141,000. After a strong start to the year, advertising declined sharply in May and June and further still in the third and fourth quarters. For the full year, advertising volumes were down 29% and advertising revenues down 20%. Benefiting from a series of measures to protect profits, operating margins at the FT were significantly higher than in the last advertising recession.

127,000, gaining share in a French national newspaper market that was down 4%. Advertising volumes were down 21% and advertising revenues down 20%, contributing to a 45% decline in profits at Groupe Les Echos. Actions taken to reduce costs ensured Groupe Les Echos remains France's most profitable newspaper group.

At **Recoletos**, our Spanish media group, revenues were flat on last year, with advertising revenue declines offset by cover price increases and higher circulation revenues. Profits declined by 39% as Recoletos invested in new media channels and new markets in the Spanish-speaking world. Circulation was down 16% to 53,000 at business newspaper Expansion, down 8% to 372,000 at sports newspaper Marca and up 8% to 314,000 at El Mundo, the daily newspaper in which Recoletos holds a 30% stake.

Interactive Data Corporation (NASDAQ NM: IDCO), the FT's asset pricing business, had an outstanding year with revenues up 12% and profits up 14%. Its institutional business, which provides asset pricing services to major financial institutions on a subscription basis and accounts for approximately 90% of IDC revenues, continued to prove extremely resilient.

The FT Group's **internet enterprises** (which include the online businesses of the Financial Times, Les Echos and Expansion as well as our share of FT Deutschland's FTD.de, economist.com, CBSMarketWatch and eSignal) generated revenues of £51 million, up 21% on 2000, despite the advertising downturn. Losses were lower at £60 million as start-up costs fell away as planned and as we aggressively integrated the FT's internet businesses.

FT.com's popularity continues to increase and in January 2002 it achieved 55 million page views (up 29% on January 2001) and 2.7 million unique monthly users (up 37%). FT.com has successfully introduced new revenue streams, including content syndication and premium services, so that advertising now accounts for approximately 60% of its revenues (compared with 85% in 2000).

The **Economist Group**, in which Pearson owns a 50% stake, increased circulation of its flagship weekly title by 10% to 830,000. It too felt the impact of the advertising downturn, with its contribution to the FT Group's profits declining. The Economist Intelligence Unit has successfully transformed itself into a digital business, with more than 70% of revenues now being electronic, and Chief Financial Officer magazine is expanding internationally.

FT Deutschland, our joint venture with Gruner + Jahr, delivered robust circulation growth. For the fourth quarter, circulation was up 18% on the previous year to 78,000. FTD also continued to gain advertising market share, though the market was particularly tough.

FT Business, the FT Group's UK specialist financial magazine publisher, increased share and maintained advertising revenues in a tough market. We have recently announced our intention

more closely on our international network of business and financial newspapers and information companies.

Outlook

Across the Financial Times Group, the advertising outlook remains uncertain.

In the first two months of the year advertising revenues were, as expected, down significantly on the same period last year. However, we are benefiting from the actions we started to take early last year to reduce costs across all our business newspapers including the Financial Times. Lower print, distribution and staff costs, and the benefits of integrating our internet businesses with their print counterparts, are helping to offset the decline in advertising revenues. FT.com is on track to break even by the fourth quarter of this year and make a growing profits contribution in the years ahead. This year we expect subscriptions from new premium services to add to the revenues generated by advertising, syndication and services. A successful cost reduction programme means that Recoletos has started 2002 with a significantly lower cost base and should generate strong profits growth. IDC is expecting another good year, boosted by the integration of the Merrill Lynch Securities Pricing Service and the launch of the first in a range of new products to provide intra-day pricing data.

The Penguin Group

£ millions	**Year to 31 Dec 2001**	Year to 31 Dec 2000	% Change	Underlying Change
Sales	**820**	755	9%	3%
Operating profit	**80**	79	1%	6%

2001 includes a full-year contribution from Dorling Kindersley: revenues of £146 million and losses of £7million. The DK acquisition was completed on 6 May 2000 and in the remaining seven months of 2000 DK broke even on sales of £125 million. For the 12 months to 31 December 2000, DK made losses of £21 million on sales of £182 million.

Performance

The Penguin Group's total sales increased 9%, boosted by a full-year contribution from Dorling Kindersley. Underlying sales were up 3% with continued strong bestseller performance partially offset by industry-wide softness in travel books and backlist sales. Total operating profits include losses of £7 million at Dorling Kindersley. Underlying operating profits increased by 6%.

bestseller lists for a fifth consecutive year. 139 Penguin Putnam titles reached the New York Times adult and children's bestseller lists, an increase of 30%. In the UK, Penguin had another strong year of bestseller performance, with 41 titles reaching the Booktrack top 15 (up 5% on 2000). At Dorling Kindersley (assuming we had owned DK for the whole of 2000), pro forma sales were 20% lower due to the closure of the loss-making DKFL and multi-media operations and a one-off increase in returns in the US resulting from actions to improve the distribution network. Pro forma losses fell to £7 million from £21 million the previous year. Animal, the first title in DK's new frontlist, exceeded all expectations, selling more than 500,000 copies in 23 languages since its launch in October 2001.

Outlook

The outlook for the Penguin group is good.

The restructuring of Dorling Kindersley and its integration into Penguin is now largely complete and should deliver a significant boost to profits in 2002. As a result of the integration, DK is benefiting from a larger sales force, lower production costs, faster origination and a focus on fewer, bigger selling titles. Both Penguin Putnam and Penguin UK have a powerful frontlist for 2002, including new books by number one best-selling authors. This year, the release of titles will be more heavily weighted to the second half of the year.

Penguin and Pearson Education continue to work together on new publishing, back office integration and steps to improve working capital. Scott Foresman's new elementary social sciences programme, launched next month, is the first to benefit from Dorling Kindersley's creative approach, with other programmes in production. The two companies are combining warehousing, distribution and purchasing and salesforce clout. Worldwide, Penguin and Pearson Education are looking to reduce working capital through lower production costs, better forecasting and faster collection.

Except for the historical information contained herein, the matters discussed in this press release include forward-looking statements that involve risk and uncertainties that could cause actual results to differ materially from those predicted by such forward-looking statements. These risks and uncertainties include international, national and local conditions, as well as competition. They also include other risks detailed from time to time in the company's publicly-filed documents, including the company's Annual Report on form 20-F. The company undertakes no obligation to publicly update any forward looking statement, whether as a result of new information, future events or otherwise.

Full Financials and Notes

RECORD TRAFFIC FIGURES FOR FT.COM IN JANUARY 2002

07-03-2002

37% customer growth in twelve months – FT.com is now the world's largest audited business website

London, March 7, 2002; The Financial Times today announced record traffic figures for FT.com for the month of January 2002, as audited by ABC Electronic. The new figures make FT.com the world's largest audited business website.

The award-winning site has registered more than 55 million page impressions and 2.7 million unique users for the month of January 2002. Unique user figures have increased dramatically, with a rise of 13% on the November 2001 figures, and an increase of 37% on the figures for January. Page impressions have also increased, by 15% on the ABCe audited figures for November 2001, and an increase of 29% on the same period last year.

Zach Leonard, chief operating officer of FT.com, commented: "The latest figures clearly demonstrate that FT.com is the essential source of business news, data, comment and analysis. The figures are a testament to the strength of our online editorial coverage on a range of stories, from the Enron scandal, to the collapse of the Argentinian economy.

Users are also clearly attracted to the site's interactive tools, including our search function and the charting facilities related to personal investment on the FT Investor channel. The figures also reflect the popularity of personal finance content through FTYourMoney, and the recently launched FT Fund Ratings. These figures are very good news for our customers and our advertisers, and consolidate our position as one of the world's leading business websites."

Notes

About FT.com
FT.com (http://www.FT.com) is one of the world's leading business information websites, and the internet partner of the Financial Times. The site reflects the values and authority of the Financial Times newspaper, with the immediacy and interactivity of the internet.
FT.com delivers a premium audience to advertisers. The website combines agenda-setting editorial content with

range of tools to search the web, manage the working day and seek out leisure opportunities.

Further information

Anoushka Healy +44 (0) 20 7 873 3720
anoushka.healy@ft.com
Katy Hemmings +44 (0) 20 7 873 3811 katy.hemmings@ft.com

US enquiries

Joanna Manning-Cooper +44 (0) 207 873 4447
joanna.manning-cooper@ft.com

PRESS RELEASES

THE FINANCIAL TIMES APPOINTS US MANAGING EDITOR

07-03-2002

New York, Thursday March 7 2002: The Financial Times has announced today that Lionel Barber will succeed Robert Thomson as the FT's US managing editor.

Barber, currently editor of the FT's Continental European edition, will have responsibility for the FT's US edition and all aspects of North American print and online editorial operations. He will take up his post in May.

Andrew Gowers, editor, Financial Times, said "I am delighted to appoint Lionel as the FT's US managing editor. He is an outstanding journalist with huge experience of the US and Europe. He has achieved significant circulation growth for the FT's Continental European edition over the last two years, and I am certain that he is the right man to take us into the next phase of the FT's expansion in the US."

Over the last four years, the FT has established an impressive presence in the United States. With daily newspaper circulation having increased from 32,000 in 1997 to over 142,000 today, there is continuing rapid growth for both the newspaper and the FT's online operation, FT.com in this key market. The FT's circulation in Continental Europe has also grown significantly selling over 147,000 copies daily (a 4% increase year on year) as the FT continues to reinforce its position as Europe's leading business newspaper. Worldwide, the FT now sells over 487,000 copies and has a readership of more than 1.6 million people.

The FT also announced today a number of editorial appointments to the US, including the new position of a US news editor. David Wighton, currently financial news editor, will take up this new post.

The new editorial appointments mean that the FT now has an editorial network of 70 journalists in eight cities across the US.

Notes to editors

The Financial Times Group, one of the world's leading business information companies, aims to provide a broad range of business information and services to the growing audience of internationally minded business people. The FT Group includes:

1. The Financial Times, one of the world's leading business

authority, integrity and accuracy. Providing extensive news, comment and analysis, the newspaper is printed in 19 cities across the globe, has a daily circulation of over 480,000 and a readership of more than 1.8million people worldwide.

2. FT.com, the newspaper's internet partner, which combines agenda-setting editorial with relevant financial data and discussion groups, as well as a broad range of business tools including the largest search function on the internet. FT.com has more than 48 million monthly page views and over 2.4 million unique monthly visitors.

3. The FT Group's pan-European network of national business newspapers and online services including France's leading business newspaper and website, Les Echos and lesechos.fr, and Spain's leading business newspaper and website, Expansion and expansiondirecto.es. In February 2000, the FT launched a new German language newspaper, FT Deutschland, with a fully integrated online business news and data service.

4. Through FT Interactive Data, the FT Group is one of the world's leading sources of securities pricing and specialist financial information to global institutional, professional and individual investors. Its products include eSignal, an online realtime streaming quotation service for brokers and active traders.

5. FT Business which produces specialist information on the retail, personal and institutional finance industries. It publishes the UK's premier personal finance magazine, Investors Chronicle, and The Banker, Money Management and Financial Adviser for professional advisers.

6. The Financial Times Group also has a stake in a number of joint ventures, including;

· FTSE International, a joint venture with the London Stock Exchange.
· Vedomosti, Russia's leading business newspaper and a partnership venture with Dow Jones and Independent Media
· A 50% stake in BDFM, publishers of South Africa's leading financial newspapers and websites.
· A 50% stake in The Economist Group, which publishes the world's leading weekly business and current affairs journal.

The FT Group is part of Pearson plc, the international media group.

For further information, please contact:

UK
Joanna Manning Cooper: +44 (0) 20 7873 4447
Anoushka Healy: +44 (0) 20 7873 3720

US
Gregory Roth: +1 212 641 6611